

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631   May 19, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Sean P. Hennessy
Senior Vice President - Finance and CFO
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115

       RE: Form 10-K for the year ended December 31, 2009
               Form 10-Q for the period ended March 31, 2010
                   File No. 1-4851

Dear Mr. Hennessy:

       We have reviewed your response letter dated May 12, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center"><u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u></p>

<u>Exhibit 13</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Cash Flow, page 25

2. We note your response to prior comment 5. Your disclosures provide a description of
    how free cash flow is calculated, provide a cautionary statement that this measure
    may not be comparable to values used by other entities, and indicate that free cash
    flow should not be considered an alternative to net operating cash or other cash flow
    amounts. However, your disclosures do not appear to address the additional material
    limitations of this measure, including that there are some non-discretionary
    expenditures such as mandatory debt service requirements that have not been
    included in your determination of free cash flow. Please further advise or expand
    your disclosures. Refer to Compliance and Disclosures Interpretation 102.07 which
    is available on our website at
    http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Results of Operations, page 31

3. We note your response to prior comment 7. The Administrative segment's loss
    before taxes decreased by approximately $26.2 million from $225.9 million for the
    year ended December 31, 2008 to $199.7 million for the year ended December 31,
    2009. The additional disclosures you propose to provide appear to only explain $6.6
    million of the fluctuation. Please discuss the remaining business reasons with
    quantification which led to changes in these amounts or clearly reconcile for each
    period presented between the various administrative amounts discussed in MD&A
    and the administrative amount shown in the segment reconciliation. When there is
    more than one factor for a change between periods, please quantify the extent to
    which each factor contributed to the overall change.

4. We reissue prior comment 8. You provide a discussion of administrative expenses
    not included in SG&A, which you state decreased $8.6 million in 2009 and appears to
    be different than the Administrative segment loss before income taxes amounts
    presented on page 31. It is not clear how you arrived at the $8.6 million as well as
    which line item(s) are being included in this discussion. Please clarify as necessary.

Financial Statements

Note 12 – Stock Purchase Plan and Preferred Stock, page 69

5. We note your response to prior comment 16. ASC 810-10-15-12 indicates that an
    employer should not consolidate an employee benefit plan subject to the provisions of
    Topic 715 or Topic 712. It appears that the ESOP may not be subject to ASC 715 as
    it appears to be a leveraged ESOP. Please further advise how you determined that

you do not need to evaluate the ESOP trust for potential consolidation under the variable interest model pursuant to ASC 810-10.

Note 16 – Net Income Per Common Share, page 74

6. We note your response to prior comment 17. We remind you that ASC 260-10-45-60A states that all securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method. In this regard, it remains unclear how you determined that you do not need to use the two-class method of computing earnings per share. Please also provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for the year ended December 31, 2008, year ended December 31, 2007, and the three months ended March 31, 2010.

Note 19 – Reportable Segment Information, page 75

7. It is not clear how you determined it was appropriate to include the presentation of operating segments that you determined were not individually significant in the Administrative segment column. The Administrative segment appears to primarily represent the administrative expenses of your corporate headquarters site, interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which were not directly associated with the reportable operating segments. Please advise. Refer to ASC 280-10-50-12 through 15.

8. We note your response to prior comment 18. You state that your chief operating decision maker regularly receives a significant amount of information about certain divisions, business units or subsidiaries. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. It appears that this financial information received is below the operating segment level. Please disclose what consideration was given to your chief operating decision maker receiving this additional financial information in determining your operating segments. Please supplementally provide us with a description of the financial information the chief operating decision maker receives on a regular basis below the operating segment level.

FORM 10-Q FOR PERIOD ENDED MARCH 31, 2010

General

9. Please address the above comments in your interim filings as well.

10. Please tell us what consideration you gave to SEC Release No. 33-9106 in regards to providing disclosures regarding climate change matters.

* * * *

       Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief